Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: zulily, inc.

Commission File No.: 001-36188

Transcript of “Open Mike” Presentation by Michael George, President and CEO of QVC, Inc., on August 18, 2015 to QVC, Inc. Employees

Michael George, President and CEO of QVC, Inc.

How’s everyone doing? Good? Welcome to our global town hall, thanks for coming together on short notice. It’s been a quiet, kind of quiet summer here at QVC. Not much going on to speak of. But there are a few things happening that I thought it would be good to chat about for a moment. Of course on July 1 we launched the most sweeping reorganization of our company in our history and I think six or seven weeks into it and we’re learning as we are going. All signs are really positive, I am so energized by the kinds of ways the teams are collaborating in new ways and creating new opportunities for us. We’re having a lot of fun. But we’re not going to talk about that today.

August 1st we went live in France and I hope you are watching the channel from time to time, it is absolutely stunning and to think about what the team can do as a startup with the support of so many people at QVC, it is so energized and I was able to spend some time with that team a week or so before the launch and welcome our 200 new team members to the family. And it’s a great organization and it’s going to be a great addition to our company but I’m not here to talk about that today. We are going to have a little celebration about that in a few weeks.

And a week or two ago we announced our Q2 results and shared them with our investors and our team members. And the thing I want all of you to know about Q2 is that it was an amazing quarter and I think just doing any kind of metric you could think about it was probably our strongest quarter since before the financial crisis. It’s a quarter when everything came together, every country had great growth. Every company made strong improvements in their profitability. We saw growth across almost every product category. We saw amazing growth in e-commerce, a real acceleration in e-commerce around the world. Continued crazy, crazy levels of growth in mobile beyond what we could have imagined and so much work that has gone into making that happen. And what was I think all the more extraordinary about Q2 is it was the quarter in which we completely reorganized our company and were able to reinvent ourselves for the future and deliver an amazing result that certainly our investors were thrilled about. And by the way as you, if you’ve been watching the last couple of weeks and seeing competitors announce their results and competitors across a broad array of retail categories it’s been kind of grim. It’s been kind of grim. This economy just can’t get moving at a sustained pace. And so for us to deliver the kind of result we deliver it is a pretty remarkable thing and a tribute to all of you but I’m also not here to talk about that today.

I want to get to the main topic. And that is zulily. This is an extraordinary opportunity. This is an extraordinary opportunity for us and I can’t tell you how excited I am to be here talking with you today and how much fun I had yesterday talking to our new team members at zulily. So let me just take a moment to try to add to what was in our announcement and frame why it is that we’re so excited about this new member of the family. I hope many of you will recall times when I’ve been at this podium talking about zulily and using them as an example of someone who is doing great things, is being highly innovative in the digital space but in ways that really feel like they’re QVC-like, feel like they’re bringing our values to the digital world. Like us they are all about discovery, that is their core model. Their brand values are freshness, discovery and value. That’s what they stand for. And what does discovery mean in the world of zulily, it means adding to their site every single day several thousand new items. Every single day several thousand new items, hundreds of events to support those items. Most from vendors that you’ve never heard of, from small boutique vendors that you wouldn’t have a chance to get exposure to in all of the traditional retailing outlets. And so like us they’re trying to bring a unique assortment of differentiated product in a very special way and again just the volume of new items that this team is able to bring to their site every day is a remarkable thing to watch. I spend a lot of time watching, going through their photo studios and our creative team is going to love to spend time with the zulily team to see how it is that they do such special things with their site and how we can learn from each other. And of course everything is at a deep value, they strive to be 50 percent off and deliver a great value while discovering new and compelling items. And like us their customers don’t go on the site because they’re searching for a specific product. Typically when customers are searching for a specific product they go to Amazon. They come to be inspired. They come to be inspired, they don’t know what they’re going to want to buy that day, they don’t know what’s going to be available that day. But they’ll find something, they’ll be energized, they’ll be excited, they’ll keep coming back. It’s very much like our model. The difference is they don’t use TV as their engagement platform. They use email and text and mobile apps as their engagement platform. So every morning at 9 AM they sent out many, many, many millions of emails to their customers and their prospects and these emails present these five or 10,000 new items to the customers. Its their TV platform. And the amazing thing is, well how do you present 5 or 10,000 items to a customer and have it make sense, have it matter? And that’s where they’re doing something that’s absolutely extraordinary. They have the most amazing personalization and relevance capabilities and so much as in our traditional world, we have a buyer curating product, a host sharing a story about why this product matters, in their world they understand who you are and they present to you what you want. And when I say that I mean they send out not just tens of millions of emails every day, each email is different from the other. Individual emails. Your email will be different from your email will be different from your email. It will be basing your browse history, your shop history, your purchase history. They will predict the ages of your children, they will predict your interests without ever asking you a question based purely on your behavior and send to you a wholly personalized experience that feels like this retailer is talking to you and cares about you and your interests. It is a really cool thing. I spent some time yesterday afternoon with their data scientist types who explained to me how they do this and I nodded wisely throughout the discussion and asked thoughtful questions and, but I can’t wait for our data scientists to talk to their data scientists because they’re going to have a lot of fun together. Like us they are deeply, deeply customer-centric. And that’s the thing I think has been most encouraging about our discussions with zulily in the past months. They believe fundamentally in doing anything they can to satisfy the customer. And they talk a lot about never have a dissatisfied customer because we’re about lifetime relationships. They talk about the perfect order, they have a whole series of metrics that to them constitute a perfect order but it’s a way for them to think about how does every part of the model come together to deliver a perfect order for the customer? It’s a very authentic brand, if you’ve been on the site they’re very warm, authentic, fun and honest about what they do and how the brand works.

There are some differences as well. They have long lead times, it takes a couple weeks to get a product on average. They don’t allow returns. And it’s interesting because a lot of people look at that and say well gee they’re not very customer service oriented, that’s not very QVC-like to not allow returns or to take two weeks to deliver a product. But to me it’s about doing what you say you’re going to do, doing something that has great value and entering into an honest relationship with the customer and let them choose whether they think it’s good service or not. Let them choose. And so the deal they’ve made with their customers is the following, we’re going to bring to you boutique vendors that no one’s ever heard of. We’re going to give them to you an amazingly low price but there’s two trade-offs for that: we can’t bring the product into our warehouse until you buy it, and so that lengthens the lead times, and we can’t have you return it. And the customer understands that and the customer must be OK with it because zulily is the third fastest retailer in history to hit $1 billion in sales so there’s something they’re doing that customers kind of excited and energized by. And that’s, I think, a really neat thing. Oh, and by the way if you decide you do want to return it, you call them and they’ll take it back. Because they never want to have an unsatisfied customer. So their customer centricity is very similar to QVC’s.

So as, I hope you can tell I love this brand, I think everyone that’s been exposed to it from the QVC team loves it and loves what they do and loves the spiritual connection that I think we have with each other. So why are these two brands coming together under Liberty and the QVC Group? At the end of the day it is very much about our “one path” strategies that we’ve been talking about the last several months. We said we want to do three things. First is that we believe passionately in our business and our business model and our brand, we believe it has a very long and strong future and we want to keep extending the reach and the relevance of our brand, right, that’s path 1. And so that’s about opening France, that’s about continuing to grow in China where we now are in more homes than we are in the US. It’s about looking for the next market expanding too, it’s about all the things we’re doing on brand experience and brand expression, all the things we’re trying to do as a team to continue to deliver a better brand experience every day because we believe in this brand and this business model, that’s path 1.

Path 2 is we’re going to compete against ourselves. We’re going to figure out how do we obsolete ourselves because we’d rather obsolete ourselves then have someone else do it and so we’re going to be imagining next generation ideas that are about new platforms, that are about reaching in, reaching to millennial customers that we don’t attract today and we’re going to go for it. And that’s what zulily’s about. zulily is a huge step forward on path 2 which is how do we speak to that millennial customer and have 5 million customers between 25 and 45 years of age and many, many more prospects, many, many more email prospects. And they know how to speak to that customer and we can learn a lot from them and they know how to make digital work and make digital personal and relevant in ways that most retailers don’t and we can learn from that and it’s a big step on path 2.

Path 3 is about continuous improvement and will still be about that as well. But zulily is about the future and about innovation and about growth and it’s a really exciting thing. One of the things I tried to do yesterday when I talked to the press and talked to investors about this combination is just to sort of step way back from the specifics and just think about the power of this combination, the power of this combination. So we have 19 million customers, we have 19 million customers around the world, active customers in the past year. Many more prospects. We shipped [230] million items to customers in 85 countries last year, the combined companies did. The combined companies have 1,000 merchants. 1,000 merchants. I don’t know many retailers in the world that have 1,000 merchants. And all our merchants coming together with one Q to work together across countries in a much more seamless way. There are merchants out every day trying to discover these new products and find these thousands of items that they need to introduce every day, think about the power of that team. Think about the power of the vendor relationships, the privilege relationships zulily enjoys, the privileged relationships our merchant team enjoys and how much we can do together and we’ve heard a lot from a number of vendors from both companies in the last 24 hours who are quite excited about this new future. Think about a combined $5 billion e-commerce business, makes it the third or fourth largest e-commerce business in the US. Think about a business that’s over 50 percent mobile, when the industry’s averaging 25, 30 percent mobile. A clear leader in mobile, second only to Amazon in the US in mobile. Think about the TV reach into 340 million homes. Think about the power of the international platforms. zulily does ship internationally but most of its business is still in the US but they ship directly to a number of international markets and they’re trying to build an international business so think about the leverage of all of our international organizations and our talented people around the world and think about how we could leverage all of our knowledge, resources and connections and vendor relationships around the world to fuel the growth of zulily. We could go on and on. The list of opportunities for us to imagine and to dream up and to drive growth is absolutely unlimited. And the best thing about zulily is it has an amazing culture, a fabulous team, 3,000 associates who are so fortunate that the cofounders and the whole leadership team is staying put, they want to be a part of the future, they believe in zulily, they believe in this combination, they have a wonderful CEO, Darrell Cavens that I’m looking forward to having all of you meet who is passionate and brilliant about how to take this business forward and cofounder Mark Vadon, also a brilliant entrepreneur who is going to be involved and a key source of help to us and is also going on Liberty’s board and the whole senior team has said we’re in, and we want to be a part of this future with QVC. And that is really exciting, I can’t tell you how much fun yesterday was. We met with a lot of team members, we did a lot of town halls, we did a lot of Q&A, we did a lot of one-on-one discussion and just to talk to the ZU folks it felt like I was talking to Q folks. Passionate, energetic, ideas, committed, excited. Just really, really fun and you’re going to enjoy your new colleagues I promise you that. So that’s what we’re excited about.

Now let’s talk a bit about how this will work. We’re going to continue to operate as two separate brands, two separate organizations. The team in Seattle’s going to be driving the mission of zulily in Seattle, we’re going to continue to drive the mission of QVC, we got big jobs in front of us. We got to stay focused on those big jobs in front of us but then we want to be wise, thoughtful, purposeful about how we leverage our combined power and all of these capabilities that I just talked about and so we’ll field strategic teams across both companies, we’ll try to figure out those opportunities, it’ll be a kind of test and learn and fail and try again mode as we try to figure out ways to energize the customer bases of both companies, introduce zulily customers to QVC, introduce QVC customers to zulily, cross-promote brands, do simultaneous launches of new brands, co-marketing, I mean the list is endless. But we’ll do it still keeping our separate missions but then find these collaborative ways to work together. And what I want to emphasize is this is an acquisition that is about growth, about increasing our growth and therefore increasing our opportunities. There may be efficiencies we find as well but efficiencies aren’t a primary driver, we do think in areas like procurement where we leverage the combined purchasing scale of the two companies we should be able to find some efficiencies and there’ll be other things that you all might identify as you start working with, those of you who might work with a zulily partner where there might be some efficiency. So we should be open to those things and we should look for those things, they’re always healthy for a business but it’s not why we’re doing this. We’re doing it to drive growth.

You know in my kind of round of press interviews yesterday, the local papers, their questions immediately went to the jobs question which is totally understandable, what’s it going to mean for jobs in our region? So the Seattle Times wanted to know, are you going to close down this technology team here in Seattle and do all the technology in Philadelphia and the answer was of course not. Why would we close down this amazing team that is part of why we’re doing this. They’re great, brilliant people who are going to work on cool stuff, perfect complement to our great, brilliant people here who are also working on cool stuff and maybe they’ll work on some cool stuff together but both teams are going to be doing what they do and I spent, had a town hall with the technology team yesterday as one of my discussions and they were great, asked me lots of questions, most of which I couldn’t answer but I tried to again fumble my way through it, but we’re going to find some fun things to do together. But two powerful teams that will continue to operate as two powerful teams. I got asked by the Philadelphia Inquirer, you’ve got two distribution centers now in Pennsylvania because they’re opening a beautiful state-of-the-art facility in Bethlehem, you going to close one of them? The answer is absolutely not. First of all we need both, we’re shipping a whole lot of products. We ship them in totally different ways, totally different supply chains, they don’t at all match each other. And we got lots of needs. Some folks asked, hey do you not need your West Coast facility now that zulily has one in Reno, we still need it. Again these businesses are growing businesses, there’s nothing changing. All the things that QVC is driving, QVC’s going to continue to drive but we’ll find fun ways to leverage each other. Fun ways to learn from each other. Fun ways to grow together. Really exciting.

Next steps. The deal has not closed. We’re still two independent companies and there’s a process, basically what happens is there will be, Liberty will do a tender offer to the shareholders of zulily, that process takes a handful of weeks to complete for the shareholders to tender their shares. Then there is various sort of regulatory approvals that have to happen and so you never know exactly when these things get done, we don’t anticipate any barriers to it getting done but it’s not done yet. And most likely we would expect sometime in Q4 that it will be officially done. So what’s important for us is that we stay focused on QVC for now, we’re not able to work together at this point in time. But we will do though some joint planning, we’ll have some teams kind of getting ready to work together and kind of getting ready to figure out well what opportunities do we want to start to look for? And so that will give us some time to get organized and to think through those high-leverage opportunities. And then once it closes we’ll kind of get moving on those things that we think have the most impact.

Let me just close with a couple comments, first of all just enormous, enormous appreciation to all of the colleagues who were involved in making this happen at QVC, at Liberty, at zulily, at the various law firms and banks and other partners who are involved. You can’t imagine until you’ve gone through something like this, you cannot imagine the time, intensity, late hours, there are a whole lot of people that didn’t get much of any sleep over the last several days and they did it with such passion and dedication and care and concern about getting it right, getting it right for our people. I think Larry sent me the “it’s official and done and signed” email at somewhere around 3 AM Pacific time Monday morning and we announced at 5 AM so we had a couple, good couple hour buffer in there. But our legal team, our finance team, our corporate development team, our communications team who was so passionate about making sure we share this news in the right way with all of you and with all of our other stakeholders, our compensation team, we had a lot of subject matter experts from each functional area of the company making trips out there, a lot of people did it on top of 1Q, on top of delivering a great quarter, on top of all the other things we have going on, it’s a typical QVC “make it happen, this is important, let’s get it done for the team” sort of spirit that never ceases to inspire me. I’ll end where I started, this is an enormous opportunity, this is an enormous opportunity. It’s ours to seize or to squander. I have no doubt we’ll seize it. I think it’s going to be a lot of fun, a great new chapter for QVC and I can’t wait to get started. So thanks everyone.

*****

Forward Looking Statements

This communication includes certain forward-looking statements including statements about the proposed acquisition of zulily by Liberty Interactive Corporation (“Liberty Interactive”), the realization of estimated synergies and benefits from the proposed acquisition and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this communication, and each of Liberty Interactive and QVC, Inc. (“QVC”) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or QVC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and QVC, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and QVC and about the risks and uncertainties related to the business of each of Liberty Interactive and QVC which may affect the statements made in this communication.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily, inc. (“zulily”) referenced in this communication has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty Interactive or to purchase shares of Liberty Interactive, nor is it a substitute for the registration statement and exchange offer materials that Liberty Interactive and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer.  At the time the offer is commenced, Liberty Interactive and/or its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities.  The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them.  The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov.  Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty by directing a request to Liberty Interactive, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Interactive and zulily file annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Liberty Interactive or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty Interactive’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.